EXHIBIT 99.1

News Release dated April 23, 2015, Suncor Energy to release first quarter 2015 financial results and hold Annual General Meeting of shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2015 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (April 23, 2015) – Suncor Energy will release its first quarter financial results on Wednesday, April 29, 2015 at 8:00 p.m. MT (10:00 p.m. ET).

A teleconference to review the first quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Thursday, April 30, 2015. Representing management will be Steve Williams, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the teleconference:

•                 if calling from North America: 1 800-355-4959

•                 if calling from outside North America: +1 416-340-2218

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until May 7, 2015.

To access the archive:

•                 from North America: 1 800-408-3053 (pass code: 9775248)

•                 from outside North America: +1 905-694-9451 (pass code: 9775248)

Suncor has scheduled its second quarter financial release date for Wednesday, July 29, 2015.

Suncor Energy Annual General Meeting

Suncor will host its Annual General Meeting at 10:30 a.m. MT (12:30 p.m. ET).

Thursday, April 30, 2015

Hotel Arts

119 – 12 Avenue S.W.

Calgary, Alberta

The event will be webcast live on suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com